

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

July 20, 2009

Mr. James A. Merrill
Chief Financial Officer
GMX Resources, Inc.
9400 North Broadway, Suite 600
Oklahoma City, Oklahoma 73114

>   **Re: GMX Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 1-32977**

Dear Mr. Merrill:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Brad Skinner
                                        Senior Assistant Chief Accountant